Exhibit 4

Highly Confidential

STRICTLY CONFIDENTIAL

VIA EMAIL

March 6, 2025

Members of the Special Committee of the Board of Directors
23andMe Holding Co.
349 Oyster Point Boulevard
South San Francisco, California 94080

Dear Members of the Special Committee:

Ever since I co-founded 23andMe in 2006, I have always tried to do what is best for the company, employees, customers and stockholders. Despite our work to restructure the business, the company risks bankruptcy - a process which would negatively impact our brand, harm our relationships with employees and customers, and generate nothing for our stockholders.

I have been working tirelessly to avoid this from happening. We ran an exhaustive process to identify new financing, contacting over 100 potential providers of public and private equity as well as debt financing. I also allowed the Special Committee to solicit additional M&A interest.

Over the past eighteen years, 23andMe has been built putting individuals at the center and in control of their genetic information and empowering them to access, understand and benefit from the human genome. I am committed to charting a path that allows the company to focus on long-term value creation as a private company while also ensuring our over 15 million customers remain at the center of their data with choice and transparency. I continue to believe that an acquisition by me, which would provide compelling value and immediate and future liquidity to the company’s public stockholders, is what is best for the company.

In light of this, I am submitting this revised proposal for the acquisition of all of the outstanding shares of capital stock of 23andMe, not owned by me and my affiliates (or any other stockholders I invite to “roll over” their current equity ownership) for total consideration of up to $2.94 per share, including upfront cash consideration of $0.41 per share and three contingent value rights (“CVRs”) representing the potential to receive an additional $2.53 per share in the aggregate, upon the achievement of the milestones described below (my “Proposal”; the transactions contemplated by my Proposal, the “Potential Transaction”).

My sources and uses for the transaction are set forth in Appendix A hereto.

As part of my Proposal, as requested by the Special Committee, I am willing to provide $30 million of unsecured financing to the Company to finance its operations and that of its subsidiaries through the closing of the Potential Transaction, at a 7% interest rate and a maturity date after the closing of the Potential Transaction.

The CVRs would be payable in cash upon the achievement of the following milestones:

◾	One CVR for $0.67 per share, payable if the Company’s revenue in the fiscal year ending March 31, 2026 exceeds $224 million;
◾	One CVR for $0.84 per share, payable if the Company’s revenue in the fiscal year ending March 31, 2027 exceeds $295 million; and
◾	One CVR for $1.01 per share, payable if the Company’s revenue in the fiscal year ending March 31, 2028 exceeds $367 million.

If a milestone is achieved in a given fiscal year, the CVR attributable to that year would be payable. The CVRs would be structured as a contract and would be non-tradable.

My Proposal is subject to negotiation and execution of mutually agreeable definitive documentation for the Potential Transaction, and no legal obligation with respect to my Proposal or any other transaction shall arise unless and until I have executed such definitive transaction agreements with the Company. The closing of the transaction will not be subject to any financing contingency, but will be subject to the satisfaction of customary conditions, including:

◾	the receipt of all material governmental consents and approvals that are required to be obtained in connection with the transaction; and
◾
the absence of any material adverse change in the business, assets, condition (financial or otherwise), results of operations, cash flows or properties of the Company and its subsidiaries, taken as a whole.

I expect to make appropriate amendments to my Schedule 13D filed with respect to the Company, as required under applicable securities laws, disclosing my Proposal. Furthermore, as previously stated to the Special Committee of the Board of Directors of the Company (the “Special Committee”), I will only engage in a Potential Transaction or any other corporate acts related to a Potential Transaction if the Special Committee is empowered to consider (including the ability to reject) any such proposal by me with the assistance of its own legal and financial advisors, and the Special Committee approves such proposal. Furthermore, I will only engage in a Potential Transaction (and any other corporate acts related to a Potential Transaction) if, in addition to any other vote required, such transaction is subject to a non-waivable condition requiring approval of a majority of the shares of common stock of the Company not owned by me, any other stockholders who are invited to roll over their shares, or any of their respective affiliates, and such approval is in fact obtained prior to the consummation of such transaction.

I have engaged Skadden, Arps, Slate, Meagher & Flom LLP and TD Cowen to advise me on the Potential Transaction.

I and my advisors look forward to working with the Special Committee of the Board of Directors to quickly execute definitive transaction agreements. I am available at your convenience to discuss any aspects of my Proposal.

[Signature Page Follows.]

Sincerely,

/s/ Anne Wojcicki
Anne Wojcicki

Appendix A: Capitalization and Sources & Uses Summary

Sources of Funds
Anne Wojcicki Rollover Equity	$2 million
New Capital	$10 million
Contingent Value Rights	$75 million
Bridge Loan	$30 million
Total Sources	$117 million

Uses of Funds
Equity Purchase Price	$87 million
Funding for Operations	$30 million
Total Uses	$117 million